Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 333-281111

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), pursuant to the provisions of the Spanish Securities Market Act, hereby proceeds by means of the present document to notify the following:

OTHER RELEVANT INFORMATION

In relation to the voluntary tender offer (the “Offer”) for the entire share capital of Banco de Sabadell, S.A. (“Banco Sabadell”) launched by BBVA and authorized today by the Spanish National Securities Market Commission (CNMV), it is hereby stated that BBVA will not issue any prospectus for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council in relation to the ordinary shares to be issued in order to attend the consideration offered to the shareholders of Banco de Sabadell under the Offer, nor for their admission to trading on the Spanish Stock Exchanges through the SIBE, since BBVA has elected to rely on the exemptions for exchange offers set out in Article 1, paragraphs 4(f) and 5(e), of Regulation (EU) 2017/1129.

For this purpose, BBVA has published today, on its website (www.bbva.com), an exemption document in accordance with the requirements of Delegated Regulation (EU) 2021/528, which does not constitute a prospectus for the purposes of Regulation (EU) 2017/1129 and is available at the following link: https://accionistaseinversores.bbva.com/wp-content/uploads/2025/09/Documento-de-exencion-BBVA.pdf.

The exemption document does not require review or approval by any supervisory authority and, specifically, has not been reviewed, approved or filed with the CNMV.

Madrid, September 5, 2025

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes an offer to exchange/prospectus (the “Registration Statement”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC are or will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, BBVA’s ability to complete the transaction; BBVA’s ability to control Banco de Sabadell, S.A. (“Banco Sabadell”) following completion of the transaction; limitations on the information about Banco Sabadell to which BBVA has had access; and BBVA’s ability to fully realize the expected benefits and synergies of completing the transaction. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in the Registration Statement and in BBVA’s annual reports on Form 20-F and current reports on Form 6-K, all of which are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.